SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                                  FARR COMPANY
                       (Name of Subject Company (Issuer))

                             RATOS ACQUISITION CORP.
                          a wholly owned subsidiary of
                              FORVALTNINGS AB RATOS
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   311648 10 9
                      (CUSIP Number of Class of Securities)

                               D. ANDREW C. SMITH
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 558-4000
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction                             Amount of Filing Fee
      Valuation*
--------------------------------------------------------------------------------
         * Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ________________   Filing Party:  _____________________
Form or Registration No.: _______________   Date Filed:    _____________________

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
|_|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

FOR IMMEDIATE RELEASE

               RATOS TO ACQUIRE FARR COMPANY FOR $17.45 PER SHARE
--------------------------------------------------------------------------------

STOCKHOLM, MARCH 27, 2000 - Forvaltnings AB Ratos, a publicly traded Swedish private equity company, announced today that it has entered into a definitive merger agreement pursuant to which its wholly owned subsidiary, Ratos Acquisition Corp., will acquire the California-based air filter manufacturer Farr Company (NASDAQ:FARC) at a price of $17.45 per share. The offer represents a 47% premium over the closing price of Farr's common shares on Friday, March 24, 2000 and a premium of 67% over the 30 day average closing price of Farr's common shares. The board of directors of Farr has approved the transaction and has agreed to recommend that Farr shareholders accept the offer.

Pursuant to the merger agreement, Ratos Acquisition Corp. will be merged with and into Farr and Farr shall remain as the surviving corporation. Prior to the execution of the merger agreement, Ratos Acquisition Corp.'s parent, Ratos, entered into an option agreement with Camfil AB, a Swedish air filter and clean air systems manufacturer. Under the option agreement, Ratos has the right to require Camfil to purchase the post- merger Farr in exchange for a minority equity interest in Camfil.

In accordance with the terms of the merger agreement, Ratos Acquisition Corp. will commence a cash tender offer for all of the outstanding shares of common stock of Farr. The offer will be conditioned upon, among other things, Ratos Acquisition Corp. acquiring in the offer a majority of the outstanding Farr shares and the expiration of the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In the merger following the tender offer, each share of Farr common stock not acquired pursuant to the offer will be converted into the right to receive $17.45 in cash. The total purchase consideration for Farr is approximately $134 million.

THE TENDER OFFER DESCRIBED IN THIS RELEASE HAS NOT YET COMMENCED AND THIS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS, WHEN THEY BECOME AVAILABLE, REGARDING THE TENDER OFFER AND THE
MERGER: (I) RATOS ACQUISITION CORP.'S TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND A NOTICE OF GUARANTEED DELIVERY; AND (II) FARR'S SOLICITATION/RECOMMENDATION STATEMENT ON
SCHEDULE 14D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE

COMMISSION WHEN THE TENDER OFFER COMMENCES. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE OF CHARGE AT THE SEC'S WEB SITE AT www.sec.gov. YOU MAY ALSO OBTAIN A COPY OF EACH OF THESE DOCUMENTS FOR FREE (WHEN AVAILABLE) FROM GEORGESON SHAREHOLDER COMMUNICATIONS INC., THE INFORMATION AGENT FOR THE OFFER, BY CALLING TOLL-FREE (800) 223-2064.

FORVALTNINGS AB RATOS, one of Sweden's oldest and largest private equity companies, is listed on the Stockholm Stock Exchange. Ratos' business concept is to maximize shareholder value through the professional and responsible management of its investments, including an active involvement in the governance of its portfolio companies. The net asset value of Ratos' investments exceeds SEK 10bn. The company's current holdings include: Scandic Hotels, Telelogic, Dahl, Superfos, Capona, Esselte, DataVis, Telia Overseas and ACE.

Further Information:

Forvaltnings AB Ratos
---------------------
Arne Karlsson, President and C.E.O.
+46-8-700-17-00

Bo Jungner, Senior Investment Manager
+46-8-700-17-85

Camfil AB
---------
Jan Eric Larson, President and C.E.O.
+46-156-536-00